UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                               July 10, 2020

  By E-Mail

  Patrick Gadson, Esq.
  Vinson & Elkins LLP
  The Grace Building
  1114 Avenue of the Americas
  32nd Floor
  New York, NY 10036

           Re:     CytRx Corporation
                   Definitive Proxy Statement
                   Filed June 12, 2020
                   File No. 000-15327

  Dear Mr. Gadson:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Definitive Proxy Statement

  1. We note that Mr. Hammann delivered a letter nominating himself for the board of directors in February 2020. We have considered the information you shared on our
           telephone calls earlier today in which we discussed the company   s
ability to file a
           definitive proxy statement on June 12, 2020 consistent with Exchange Act Rule 14a-6.
           As noted in a telephone call with you this afternoon, we believe that the company knew
           or reasonably should have known of Mr. Hammann   s solicitation in
opposition. Thus, as
           we indicated in our telephone call, we believe that the company should refile the proxy statement in preliminary form. Such preliminary proxy statement should be filed with the
           Commission at least 10 calendar days prior to the date that definitive copies of the proxy statement are first sent or given to security holders. Please see Exchange Act Rule 14a-6.
 Patrick Gadson, Esq.
Vinson & Elkins LLP
July 10, 2020
Page 2

2. Please include in such preliminary proxy statement prominent disclosure indicating that any proxy cards previously submitted by a shareholders that accompanied the definitive proxy statement filed on June 12 will not be counted towards the election of directors.
       Also provide prominent disclosure that informs shareholders that in order for their proxy cards to be counted, they must sign and date new proxy cards that will accompany the new definitive proxy statement to be sent to shareholders. Please advise us in your response letter the procedures the company will follow to ensure that only appropriate proxy cards will be counted. For example, any and all proxy cards bearing a date that precedes the date that the new definitive proxy statement and proxy card are first sent or given to shareholders should not be counted. In addition, we note that Mr. Hammann has claimed the use of a white proxy card; thus, the company should select another color for its proxy card.

3.     Please disclose in such preliminary proxy statement the existence of Mr.
Hammann   s
       solicitation in opposition. Please also provide the disclosure required by Item 4(b) and
       5(b) of Schedule 14A.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions